Exhibit 99.1

Cloopen Regains Compliance with NYSE Minimum Price Requirement

BEIJING, Sept. 7, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that, based on a notification letter the Company received from the New York Stock Exchange (the “NYSE”) on September 1, 2022, the Company has regained compliance with the NYSE’s continued listing standard for minimum share price.

On May 31, 2022, the NYSE notified the Company that it was not in compliance with the NYSE’s continued listing standards because, as of May 27, 2022, the average closing price of the Company’s American depositary shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

On September 1, 2022, the Company received a confirmation from the NYSE that a calculation of the Company’s average ADS price for the 30-trading days ended August 31, 2022 indicated that the Company’s ADS price was above the NYSE’s minimum requirement of US$1.00 based on a 30-trading day average. Accordingly, the Company is no longer considered below the US$1.00 continued listing criterion. As a result, the Company has regained compliance within the prescribed time, and the ADSs will continue to be traded on the NYSE, subject to the Company’s continued compliance with all applicable continued listing standards.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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